UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

TO OUR SHAREHOLDERS:	January 24, 2011

We are pleased to report that the Longleaf Partners Funds compounded your capital significantly in 2010. Each Fund exceeded our absolute annual return goal of inflation plus 10%. Additionally, the Partners and International Funds outperformed their benchmark indices last year. All three Funds have added substantial value versus their benchmarks for long-term investors who have been shareholders over the past one and two decades.

	Cumulative Returns through December 31, 2010(1)
	Since IPO(1)	20 Year	10 Year	5 Year	1 Year

Partners Fund (4/8/87 IPO)	1137.7%	920.1%	64.0%	8.3%	17.9%
S&P 500 Index	642.2	475.1	15.1	12.0	15.1

Small-Cap Fund (2/21/89 IPO)	801.3	960.5	139.2	28.8	22.3
Russell 2000 Index	587.2	682.5	84.8	24.5	26.9

International Fund (10/26/98 IPO)	216.5	NA	85.4	14.2	13.7
EAFE Index	68.0	NA	41.1	12.9	7.8

Inflation plus 10%	(2)	954.3	220.0	77.6	11.5

(1)During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since IPO. All returns include reinvested dividends and distributions but not the deduction of taxes. Current performance may be lower or higher. Prior to 2010 the Partners and International Funds used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call 800-445-9469 or go to www.longleafpartners.com for current performance information and www.longleafpartners.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses.

(2) Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1667.7%, 1284.9% and 319.0%, respectively.

	Average Annual Returns through December 31, 2010
	Since IPO	20 Year	10 Year	5 Year	1 Year

Partners Fund (4/8/87 IPO)	11.2%	12.3%	5.1%	1.6%	17.9%
S&P 500 Index	8.8	9.1	1.4	2.3	15.1

Small-Cap Fund (2/21/89 IPO)	10.6	12.5	9.1	5.2	22.3
Russell 2000 Index	9.2	10.8	6.3	4.5	26.9

International Fund (10/26/98 IPO)	9.9	NA	6.4	2.7	13.7
EAFE Index	4.4	NA	3.5	2.5	7.8

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Stock Price Volatility Aided Returns

The large 2010 gains mask periods of extreme volatility within the twelve month period. Early in the year rising prices gave us an opportunity to sell certain stocks as they approached intrinsic value or when positions became overweighted. When European sovereign debt concerns scared investors in the spring, prices declined in most markets and created buying opportunities. Optimism returned in September, and stocks began their rally to year-end. Within the year, the S&P 500 had 8 months, and EAFE had 10 where the low to high was at least a 6% swing. The most extreme fluctuation occurred in May when the S&P moved just under 13% from its high to low, ending the month down 8.2%; EAFE moved just under 19% within the same month and finished down 12%. Volatility is the friend of long-term investors who know the value of the underlying cash flows and assets of a business. We bought 16 new names across the Funds and added to 20 existing holdings when prices declined. We sold 12 companies and scaled back 26 others amid stock gains. The combined transactions represent an unusual amount of activity given our long-term holding periods.

Performance Drivers

Many of the Funds’ largest contributors benefitted directly or indirectly from growth in developing economies. Genting rose over 70% after this Malaysian casino company successfully expanded in Singapore. Cheung Kong gained 23% as improved economic demand benefitted the port and retail businesses. Newly purchased HRT, a Brazilian exploration and production company, appreciated 40% from our initial purchase. Less obvious beneficiaries of emerging market growth were some of our best U.S. performers. Yum! Brands gained over 40% in the year driven largely by Chinese growth and the opportunity to rapidly expand in areas such as India and Africa. Pioneer Natural Resources’ 80% rise was due in part to oil prices heating up over demand from emerging markets. Within the Partners Fund’s largest holding at the outset of 2010, DirecTV’s Latin American business grew at over twice the pace of domestic revenues and became an increasingly meaningful portion of the company’s results.

An improvement in U.S. consumer spending also helped results. In particular, Liberty Interactive, the owner of QVC, saw meaningful growth both in television and internet sales as its superior lower cost model grew faster than almost all traditional retailers. Dillard’s stock price more than doubled. The owner-operator management team delivered comparable sales that outpaced expectations and competitors. In the last few months of the year, economic and political news increased U.S. growth expectations. Our holdings of real assets such as aggregates (Cemex, Martin Marietta, Vulcan, and Texas Industries) and oil and gas (Chesapeake, Pioneer, and HRT) gained substantial ground.

Inexpensive capital via the debt markets positively impacted our holdings in several ways. The few companies that have a meaningful amount of financial leverage strengthened their balance sheets through attractive refinancing. A number of management teams increased corporate value by issuing cheap debt to repurchase heavily discounted shares. The low interest environment helped create opportunities to buy discounted businesses such as insurance underwriters and brokers whose future earnings potential increases when they roll their liquidity into higher yielding securities.

“High Quality Stocks”

Throughout the year we increasingly heard clients and others call for “high quality” equities for several reasons. On a relative valuation basis “high quality” companies are selling for lower multiples than “low quality.” From a macro view, many associate quality with dividend yield and prefer higher yielding stocks given current fixed income rates and the desire for this buffer in the case of another major economic downturn. Additionally, those who believe that inflation is inevitable bet that high quality stocks will perform better. Many equate quality with larger cap companies whose businesses tend to be multinational, and therefore will benefit from the faster growth rates anticipated outside of the U.S.

For Southeastern, qualitative strength matters a great deal in stock selection at all times, no matter what the macro environment or relative valuations are. “Cheap” is not enough to protect capital and earn adequate returns. Broadly used quality categories and metrics, however, do not adequately capture the strengths of many businesses. In our 35 year experience the following characteristics when purchased at a steep discount (price matters), almost always lead to investment success.

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•	Distinct and sustainable competitive advantages that enable pricing power, earnings growth, and stable or increasing profit margins.

•	High returns on capital and on equity as measured by free cash flow rather than earnings, which are subject to so much accounting gimmickry.

•	A properly geared balance sheet that takes advantage of the lower cost of debt versus equity but will not overextend the company in tough times. The debt/equity ratio is only one measure for capital structure prudence. We consider overall leverage versus the sum of the parts value of a company. We also review debt structure, covenants, and major maturity dates as well as operating cash flow/interest coverage to determine whether a company can meet its obligations comfortably.

•	Corporate management’s operating skills, capital allocation prowess, and properly aligned, ownership-based incentives are critical. In over three-and-one-half decades our investments that have outperformed most have been due in large part to capable, vested owner-operators who made decisions that increased business quality as well as value per share.

Sometimes investors question the “quality” of our holdings, usually because they either do not fit a formulaic definition of quality or because of a recent headline scare that obscures an incredibly strong long-term competitive position. It is not exactly to our benefit to correct this misperception. We can pay far more attractive prices for assets which are of the highest quality though not yet perceived that way compared to the price premium usually built into those companies that have universally achieved consensus as “high quality” based on simplistic measures that may or may not properly reflect the risk of losing permanent capital.

The Longleaf Funds own primarily high quality businesses today, many of which remain misunderstood and therefore cheap. We anticipate solid value growth in 2011 from our companies. In the few cases where qualitative characteristics are in question, we are working internally and with managements and boards to assist in building values. In rare cases where we believe the business might become permanently impaired, we exit.

We strongly disagree with those who equate stock price volatility with low quality and increased risk. Amidst the extreme price fluctuations in 2010, our best performers were some of the highest quality companies we own. None were among the most heavily levered (by any metric). The high returns generated involved little to no risk. (We define risk as the chance of permanent capital loss). Price movements have no bearing on capital loss unless one is forced to sell at a low point. Long-term investors who know the value of their businesses and intelligently take advantage of price volatility increase their return and lower their risk of loss.

Southeastern’s Progress in 2010

Southeastern is 100% employee owned, and we are our largest client via our collective investment in the Longleaf Partners Funds. For over 35 years we have worked to improve our company daily. In 2010 almost every group at Southeastern made changes that enhanced our global capabilities and more fully integrated our work across geographies, departments, and individuals. We added a second analyst in Singapore when we hired Manish Sharma in January and in London when Josh Shores moved from our Memphis office where he had been for three years. We also welcomed the return of Jim Thompson to the research team. Jim started at Southeastern in 1996 and opened our London office in 2000. He became a consultant to Southeastern when his family moved to California in 2007. Jim’s experience in Europe, the U.S., and more recently in Canada, broadens our research and client reach. Neither geographic boarders nor industry assignments restrict our analysts or prevent them from collaborating and acting as a unified team. In a recent example, HRT, a new international name, was sponsored by Ken (Singapore) and Josh (London). Ross (Memphis) contributed significantly because of the work he has done in the oil and gas E&P industry. Additionally, Mason and Staley (both Memphis) spent time with various industry contacts, seed investors, and management (Brazil) prior to our investment commitment.

Brandon Arrindell joined the research team in Memphis. Brandon and Manish are enabling us to deepen our coverage on existing holdings by attending analyst days and other relevant conferences, interviewing numerous competitors and customers of our investees, running financial models, maintaining our comparable sales data base, and doing numerous other tasks. This work not only enhances coverage of our current names, but also helps insure that the most senior analysts have adequate time to look for new opportunities.

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Our trading group made systems and process changes to improve effectiveness. We also used data amassed from our internal assessments to highlight external factors that can impact trading. We aggressively communicated with legal and regulatory bodies the importance of a level trading field, and our message received significant attention and traction especially after the flash crash in the U.S. in May. Some high frequency trading practices are beginning to migrate offshore. We believe our knowledge will be an advantage as we continue to pursue best execution worldwide.

The client portfolio management team added resources to provide additional support for our investment partners. Fraser Marcus, who is working out of both Memphis and London, has experience and relationships in Europe, the Middle East, and Asia that are expanding and complimenting our global research contacts and backlog of like-minded partners. We hired Peter Montgomery to help us stay more current with Longleaf institutional clients and registered investment advisors who use the Longleaf Funds. John Owen joined us from an investment consulting firm to ensure that we are properly assisting the consultants who work with our clients and effectively responding to client referrals.

With over 40% of our separate account assets based outside of the U.S., we decided to replicate our U.S. model overseas by offering a pooled vehicle. Longleaf Partners Global Fund, a UCITS fund based in Ireland and seeded by our private foundation, allows individuals, smaller institutions, and groups who prefer pooled funds outside of the U.S. to access the investment expertise of Southeastern. Finally, we have been working on improving and broadening the relevance of our web site. In the first half of 2011 we plan to launch a new Southeastern site to address the needs of all of our partners wherever they are located and whatever form of investment they prefer.

Outlook

We believe our superior businesses, their capable managements, and their discounted prices position us well to outperform in the coming year. We are hopeful that our active engagement with a number of investees will deliver incremental benefits. We are “on the case” in every investment as stewards of your capital and ours.

Our Client Partners Provide a Competitive Advantage

Our clients’ stability and long-term investment time horizon have allowed us to be patient and successfully execute our disciplines. The average tenure of our separate accounts is 10 years, and a number of relationships have been in place for over two decades. For the three Funds the average account life is between 6-8 years which reflects newer accounts after Fund reopenings, newer accounts such as IRA’s or trusts added by shareholders with longstanding accounts, and a newer (since 1998) International Fund relative to more than 20 years of domestic offerings. Amidst the market turmoil and decline in long-only equity allocations over the last five years, our client base has remained stable. We encourage all of our partners, whether in the Longleaf Funds or separate accounts, to let us know ways we can serve you better.

We have found that our clients are increasingly among our most helpful research resources — whether providing insight on a particular company or giving background on corporate managers. Southeastern does not have a monopoly on good investment ideas. To the extent that your experience has led you to identify the rare instance of a business with significant advantage or a superlative corporate partner, please let us know. We are not asking for frequent input, detailed analysis, or any type of non-public information. We do, however, know that the high caliber and partnership approach of our client base can benefit all of our investors. Please contact us at ideas@longleafpartners.com if you have unique research or better servicing suggestions. The Longleaf Partners annual shareholder gathering will be Tuesday, May 10th at Theatre Memphis located at 630 Perkins Extended in Memphis. All of our partners are welcome, and we hope to see many of you there.

Sincerely,

O. Mason Hawkins, CFA	G. Staley Cates, CFA
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.

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Longleaf Partners Funds®

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	60 employees
Assets Under Management (12/31/10)	$34.6 billion
US large cap equities	$17.6 billion ($8.6B Longleaf Partners Fund)
Global equities	$11.2 billion ($0.2B Longleaf Partners Global Fund (UCITS))
US small cap equities *(closed)*	$3.0 billion ($3.0B Longleaf Partners Small-Cap Fund)
International equities	$2.8 billion ($2.2B Longleaf Partners International Fund)
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole public equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/10. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Research Analysts/Fund Portfolio Managers Years Experience Years at Southeastern Location Mason Hawkins, CFA (CEO) 39 36 Memphis Staley Cates, CFA (CIO) 25 25 Memphis Jim Thompson, CFA 23 13 Memphis Ken Siazon 17 5 Singapore Scott Cobb 16 5 London Lowry Howell, CFA 16 5 Memphis Jason Dunn, CFA 14 14 Memphis Josh Shores, CFA 9 4 London Ross Glotzbach, CFA 8 7 Memphis Manish Sharma 4 2 Singapore Brandon Arrindell 3 2 Memphis Client Portfolio Managers Years Experience Years at Southeastern Location Fraser Marcus 36 2 Memphis/London Lee Harper 24 18 Memphis Jim Barton, CFA 21 13 Memphis Gary Wilson, CFA 15 9 Memphis Peter Montgomery 14 2 Memphis John Owen 10 2 Memphis Gwin Myerberg 8 3 London 4

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. • Stocks represent ownership in a business enterprise. • Every business enterprise has a value. • With analytical work approximate corporate worth can be determined for most businesses. When we buy stocks at significant discounts to their corporate worth: • It protects capital from significant loss over the long-term. • It allows for large reward when the value is recognized. 5

Good Business Good People •Understandable •Honorable and Trustworthy •Financially Sound •Capable Operators •Competitive Advantages •Capable Capital Allocators •Pricing Power •Shareholder-oriented •Generates Free Cash Flow •Proper Incentives which will grow Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF •Current Liquidation Value •Comparable Business Sales 6

Value or Price per share $80 $70 $60 $50 $40 Market Price/Share $30 $20 $10 Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

# of companies Participants 4,000+ Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input Undervaluation with Team debates case, 40 2+ analysts scrutinize Good Business/People management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments Portfolio Construction • Purchase stocks at less than 60% of • Concentrate in 18-22 most qualified names intrinsic value to ensure a wide margin for adequate diversification of safety • Manage portfolio exposure: • Own competitively advantaged — Normal position size 5% with occasional companies overweights • Partner with high quality management — Stock ownership typically 15% • Own financially sound companies — 3 company limit in same industry • Invest for the long-term • Hold cash if no qualifying investments • Research team makes decisions • Comply with individual client guidelines • Devil’s Advocate role • Research team decides firm-wide changes • Client portfolio managers monitor individual portfolios in real time 10

1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is approximately 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a large margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 18 to 22 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 36-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Top 10 Holdings at 12/31/10 Portfolio Details at 12/31/10 Dell 7.7% IPO 4/8/87 Chesapeake Energy 7.7% Assets $8.6 billion DIRECTV 7.0% # of Securities 23 Pioneer Natural Resources 5.7% YTD Expense ratio 0.91% Aon Corporation 5.6% YTD Turnover 36.6% The Bank of New York Mellon 5.0% Wtd. market cap $22.2 billion Cemex 4.9% Symbol LLPFX Walt Disney 4.9% Net Asset Value $28.26 NKSJ Holdings 4.8% Yum! Brands 4.7% 12

Longleaf Partners Fund Performance

Periods ending 12/31/10, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**17.9%**	**8.3%**	**63.9%**	**258.4%**	**920.1%**	**1137.7%**
S&P 500	15.1%	11.9%	15.1%	166.9%	475.1%	642.2%
Inflation + 10%	11.5%	77.6%	220.0%	477.7%	954.3%	1667.7%

Annualized Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**17.9%**	**1.6%**	**5.1%**	**8.9%**	**12.3%**	**11.2%**
S&P 500	15.1%	2.3%	1.4%	6.8 %	9.1%	8.8%
Inflation + 10%	11.5%	12.2%	12.3%	12.4%	12.5%	12.9%

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Longleaf Partners Fund Performance

Yearly Performance, net of fees as of 12/31/10

Year	Net	S&P 500	Year	Net	S&P 500	Year	Net	S&P 500
1987*	-13.00%	-13.30%	1995	27.50%	37.60%	2003	34.80%	28.70%
1988	35.20%	16.60%	1996	21.00%	23.00%	2004	7.10%	10.90%
1989	23.30%	31.70%	1997	28.30%	33.40%	2005	3.60%	4.90%
1990	-16.40%	-3.10%	1998	14.30%	28.60%	2006	21.60%	15.80%
1991	39.20%	30.50%	1999	2.20%	21.00%	2007	-0.40%	5.50%
1992	20.50%	7.60%	2000	20.60%	-9.10%	2008	-50.60%	-37.00%
1993	22.20%	10.10%	2001	10.30%	-11.90%	2009	53.60%	26.50%
1994	9.00%	1.30%	2002	-8.30%	-22.10%	2010	17.9%	15.1%

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended December 31,2010 are as follows: Partners Fund, 17.9%,1.6%, and 5.1%; S&P 500, 15.1%, 2.3%, and 1.4%. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Top 10 Holdings at 12/31/10 Portfolio Details at 12/31/10 Dillard’s 8.2% IPO 2/21/89 tw telecom 7.1% Assets $3.1 billion Texas Industries 6.6% # of Securities 21 Fairfax Financial 6.5% YTD Expense ratio 0.93% Pioneer Natural Resources 5.7% YTD Turnover 16.7% Fair Isaac 5.0% Wtd. market cap $3.5 billion DineEquity 4.8% Symbol LLSCX Wendy’s/Arby’s Group 4.5% Net Asset Value $26.52 Martin Marietta Materials 4.5% Markel Corporation 4.4% 15

Periods ending 12/31/10, net of fees Cumulative Total Return IPO 1 year 5 years 10 years 15 years (2/21/89) LLSC 22.3% 28.8% 139.2% 433.3% 801.3% Russell 2000 26.9% 24.5% 84.8% 201.8% 587.2% Inflation + 10% 11.5% 77.6% 220.0% 477.7% 1284.9% Annualized Return IPO 1 year 5 years 10 years 15 years (2/21/89) LLSC 22.3% 5.2% 9.1% 11.8% 10.6% Russell 2000 26.9% 4.5% 6.3% 7.6% 9.2% Inflation + 10% 11.5% 12.2% 12.3% 12.4% 12.8% Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf’s website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and SummaryProspectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund. 16

Longleaf Partners Small-Cap Fund Performance

Yearly Performance, net of fees as of 12/31/10

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.5%	10.6%	2000	12.8%	-3.0%
1990*	-30.1%	-19.5%	2001	5.5%	2.5%
1991*	26.3%	46.0%	2002	-3.7%	-20.5%
1992	6.9%	18.4%	2003	43.9%	47.3%
1993	19.8%	18.9%	2004	14.8%	18.3%
1994	3.7%	-1.8%	2005	10.8%	4.6%
1995	18.6%	28.5%	2006	22.3%	18.4%
1996	30.6%	16.5%	2007	2.8%	-1.6%
1997	29.0%	22.4%	2008	-43.9%	-33.8%
1998	12.7%	-2.6%	2009	49.3%	27.2%
1999	4.1%	21.3%	2010	22.3%	26.9%

 # Partial year, initial public offering on 2/21/89 – 12/31/89

**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended December 31,2010 are as follows: Small-Cap Fund, 22.3%, 5.2%, and 9.1%; Russell 2000, 26.9%, 4.5%, and 6.3%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Top 10 Holdings at 12/31/10 Portfolio Details at 12/31/10 NKSJ Holdings 10.7% IPO 10/26/98 Fairfax Financial Holdings 8.3% Assets $2.2 billion ACS Actividades 7.5% # of Securities 20 HRT 6.6% YTD Expense ratio 1.4% Accor 5.4% YTD Turnover 27.8% Hochtief AG 5.2% Wtd. market cap $22.0 billion Cheung Kong 4.9% Symbol LLINX Yum!Brands 4.7% Net Asset Value $15.34 Cemex 4.7% Olympus 4.4% 18

Longleaf Partners International Fund Performance

Periods ending 12/31/10, net of fees

	Cumulative Total Return				Annualized Return			
				IPO				IPO
	1 year	5 years	10 years	(10/26/98)	1 year	5 years	10 years	(10/26/98)
LLIN	**13.7%**	**14.2%**	**85.4%**	**216.5%**	**13.7%**	**2.7%**	**6.4%**	**9.9%**
MSCI EAFE	7.8%	12.9%	41.1%	68.0%	7.8%	2.5%	3.5%	4.4%
Inflation + 10%	11.5%	77.6%	220.0%	318.9%	11.5%	12.2%	12.3%	12.5%

In 1998, MSCI EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Longleaf Partners International Fund Performance

Yearly Performance, net of fees as of 12/31/10

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%
2009	23.2%	31.8%
2010	13.7%	7.8%

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended December 31, 2010 are as follows: International Fund, 13.7%, 2.7%, 6.4%; EAFE, 7.8%, 2.5%, 3.5%. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. Please call 800-445-9469 or view www.longleafpartners.com for the most recent performance or www.longleafpartners.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President and Chief Investment Officer Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 21

Research Analysts/Fund Portfolio Managers Continued Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Lowry H. Howell, CFA Vice President Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Vice President Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 22

Research Analysts/Fund Portfolio Managers Continued James E. Thompson, Jr., CFA Vice President Southeastern 1996-2007 and since 2010. 2009-2010, Senior Vice President and Team Leader, Cundill, Vancouver. 2007-2009, Bryant Asset Management and Research Consultant to Southeastern Asset Management, Palo Alto, CA. 1996-2007, Vice President, Southeastern Asset Management, Memphis & London. 1994-1995, Vice President, Salem Investment Counselors, Winston-Salem. 1991-1993, Director of Research, Wilmington Capital Management, Wilmington. 1987-1990, Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem. B.S. (Business Administration) University of North Carolina, 1982 M.B.A. University of Virginia, 1986 Brandon Arrindell Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 23

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA — **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigburg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper — **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA — **Vice President**
Southeastern since 2002.
1998-2002, Associate, Citigroup, Tokyo.
1993-1994, Analyst, Baystate Financial Services, Boston.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Fraser E. Marcus — **Head of Global Business Development**
Southeastern since 2010. Based in Memphis/London.
2007-2009, Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London.
2004-2007, Managing Partner, Dartmouth Capital Partners LLP, London.
1999-2004, Managing Director, Co-Head Investment Banking, ING Barings, London.
1993-1999, Managing Partner, The Chief Executive Partnerships, London.
1979-1993, Managing Director, Investment Banking, Salomon Brothers, London & New York.
1976-1979, Vice President, Manufacturers Hanover Limited, London & New York.
B.A. (English and Mathematics) Dartmouth College, 1976

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Appendix - Biographies

Client Portfolio Managers Continued

Peter T. Montgomery **Associate**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

Gwin Myerberg **Associate**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

John R. Owen, Jr. **Associate**
Southeastern since 2010.
2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO.
2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA.
2001-2004, Analyst, Willamette Management Associates, Atlanta, GA.
B.S. (Management) Georgia Institute of Technology, 2001

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US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Gwin Myerberg gmyerberg@llpf.com Lee Harper lharper@llpf.com Fraser Marcus fmarcus@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 26